Exhibit 99.1

Borr Drilling Announces Second and Final Settlement of the Offering of Common Shares

Hamilton, Bermuda, August 7, 2025. Borr Drilling Limited (the “Company”) (NYSE) announced today the second and final settlement of its previously announced public offering of 50 million common shares at a price of $2.05 per share for total gross proceeds of $102.5 million.

The total number of shares issued in the offering was 50 million, of which 30 million shares were issued on July 7, 2025, and 20 million shares were issued on August 7, 2025.

DNB Carnegie, Clarksons Securities, Citigroup and Goldman Sachs & Co. LLC were joint bookrunners for the offering.

Following the second and final settlement of this offering, the Company’s outstanding share capital increased by $2,000,000 to $28,622.486.60, divided into 286,224,866 outstanding common shares, each with a nominal value of $0.10 per share.

The offering was made pursuant to an effective automatic shelf registration statement, previously filed by the Company with the Securities and Exchange Commission (“SEC”) on April 11, 2025. The offering of the common shares was made only by means of a prospectus and a related prospectus supplement. A final prospectus supplement relating to the offering was filed with the SEC on July 7, 2025. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the final prospectus supplement and accompanying prospectus related to the offering may be obtained by contacting DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no.

This press release is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to purchase or subscribe for securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Contact:
Magnus Vaaler: CFO, +47 22483000